Exhibit 99.4

TD Bank Group Reports First Quarter 2021 Results Earnings News Release • Three months ended January 31, 2021

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited first quarter 2021 Report to Shareholders for the three months ended January 31, 2021, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 24, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.77, compared with $1.61.
•	Adjusted diluted earnings per share were $1.83, compared with $1.66.
•	Reported net income was $3,277 million, compared with $2,989 million.
•	Adjusted net income was $3,380 million, compared with $3,072 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $74 million ($65 million after-tax or 4 cents per share), compared with $70 million ($59 million after-tax or 3 cents per share) in the first quarter last year.
•	Acquisition and integration charges related to the Schwab transaction of $38 million ($38 million after-tax or 2 cents per share).

TORONTO, February 25, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2021. Reported earnings were $3.3 billion, up 10% compared with the same quarter last year, and adjusted earnings were $3.4 billion, up 10%.

“TD reported strong results in the first quarter, benefiting from our diversified business model, focused approach to managing the COVID-19 crisis and an improving macroeconomic environment,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Throughout the quarter, we made important investments to deepen customer relationships across our businesses, including through enhanced digital capabilities and advice programs to meet the rapidly changing needs of those we serve.”

“The Bank’s purpose – to enrich lives – remains at the centre of our efforts. In the quarter, fifteen organizations were provided a total of $10 million in grants through the TD Ready Challenge to develop innovative solutions that address the inequities exacerbated by the pandemic. We invested in training and development for thousands of colleagues, opening new career opportunities. In addition to timely support and advice to customers and clients, we also continue to work with governments to facilitate access to relief programs and introduce new initiatives to help those most impacted by the pandemic,” added Masrani.

Canadian Retail

Canadian Retail reported net income was $2,037 million, an increase of 14% compared with the first quarter last year, reflecting lower provisions for credit losses (PCL) and higher revenue. On an adjusted basis, net income was $2,037 million, an increase of 12% year-over-year. Revenue increased 1%, reflecting higher loan and deposit volumes, higher transaction and fee-based revenue in the Wealth business, and higher insurance revenue, partially offset by lower margins. PCL decreased $249 million from the prior year, reflecting lower performing and impaired PCLs. Reported expenses increased 1%, with higher volume-driven expenses, partially offset by prior year charges related to the Greystone acquisition.

Business momentum was very good this quarter, reflecting strong mortgage originations and chequing account growth in the Personal Bank, record retail net asset growth across our Wealth franchise, and solid Insurance premium growth. Canadian Retail continued to serve customers and clients through their channel of choice with an expanded array of digital and advice capabilities. New and existing self-serve options made it easier for customers to bank conveniently from the safety of their homes. TD Insurance saw increased take-up of its digital term life applications, and the Personal Bank introduced new mobile tools for virtual appointments with its Ready to Invest portal and enhanced the ability to buy mutual funds and GICs online. The Bank continued to support business customers in accessing the latest Canada Emergency Business Account (CEBA) program features.

U.S. Retail

U.S. Retail net income was $1,000 million (US$776 million), a decrease of 13% compared with the same quarter last year. Schwab contributed $209 million (US$161 million) in earnings to the segment, compared with the contribution of $201 million (US$152 million) from TD Ameritrade in the first quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $791 million (US$615 million), a decrease of 16% from the same quarter last year. Revenue declined 8% as loan and deposit growth were more than offset by lower deposit margins and fee income. PCL was $135 million (US$103 million), a decrease of $184 million (US$140 million) compared with the first quarter last year, reflecting lower performing and impaired PCLs. Expenses increased 6%, primarily reflecting store optimization costs.

The U.S. Retail Bank continued to deliver new capabilities and solutions to enhance the customer experience this quarter. TD Bank, America’s Most Convenient Bank® merged the products, services and expertise of the Commercial and Corporate and Specialty Banking teams to provide a more comprehensive and scaled offering for commercial customers. The Bank also facilitated access to renewed funding for its small business customers through the Paycheck Protection Program (PPP) implemented by the Small Business Administration. In addition, TD Auto Finance received the highest ranking in Dealer Satisfaction in the National Banking category, according to the J.D. Power 2020 U.S. Dealer Financing Satisfaction StudySM.

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Wholesale

Wholesale Banking reported net income of $437 million this quarter, an increase of $156 million compared to the same quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses. Revenue for the quarter was $1,310 million, an increase of 25% from a year ago, reflecting higher trading-related revenue, and higher loan, underwriting and advisory fees. The Wholesale Bank’s strong performance reflects its diversified business mix and client-focused franchise that provides trusted advice and critical access to markets for clients.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 13.6%.

Conclusion

“While we are proud of our progress and performance, we recognize that COVID-19 is still with us and that the economic recovery will remain uncertain for some time. We will advance our strategy, make the right investments, and serve our customers and communities as we continue to navigate this challenging period. I want to thank our customers for putting their trust in TD, and our 90,000 colleagues for their tremendous efforts this quarter and throughout the past year,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document under the heading “How We Performed”, including under the sub-headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, and under the heading “Managing Risk”, and statements made in the Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Pending Acquisitions” and “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31 2021	October 31 2020	January 31 2020
Results of operations
Total revenues – reported	$10,812	$11,844	$10,609
Total revenues – adjusted[1]	10,812	10,423	10,609
Provision for credit losses	313	917	919
Insurance claims and related expenses	780	630	780
Non-interest expenses – reported	5,784	5,709	5,467
Non-interest expenses – adjusted[1]	5,744	5,646	5,397
Net income – reported	3,277	5,143	2,989

Net income – adjusted[1]	3,380	2,970	3,072
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$706.0	$717.5	$693.2
Total assets	1,735.6	1,715.9	1,457.4
Total deposits	1,139.2	1,135.3	908.4
Total equity	95.4	95.5	88.8

Total Common Equity Tier 1 Capital risk-weighted assets	467.2	478.9	476.0
Financial ratios
Return on common equity (ROE) – reported	14.3%	23.3%	14.2%
Return on common equity – adjusted[1,2]	14.7	13.3	14.6
Return on tangible common equity (ROTCE)[2]	19.9	31.5	19.6
Return on tangible common equity – adjusted[1,2]	20.1	17.9	19.7
Efficiency ratio – reported	53.5	48.2	51.5
Efficiency ratio – adjusted[1]	53.1	54.2	50.9

Provision for credit losses as a % of net average loans and acceptances[3]	0.17	0.49	0.52
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.77	$2.80	$1.61
Diluted	1.77	2.80	1.61
Dividends per share	0.79	0.79	0.74
Book value per share	49.44	49.49	45.91
Closing share price[4]	72.46	58.78	73.14
Shares outstanding (millions)
Average basic	1,814.2	1,812.7	1,810.9
Average diluted	1,815.8	1,813.9	1,813.6
End of period	1,816.0	1,815.6	1,808.2
Market capitalization (billions of Canadian dollars)	$131.6	$106.7	$132.3
Dividend yield[5]	4.5%	5.1%	4.0%
Dividend payout ratio	44.6	28.2	45.8
Price-earnings ratio	11.0	9.2	11.1

Total shareholder return (1 year)[6]	4.1	(17.9)	2.8
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.83	$1.60	$1.66
Diluted	1.83	1.60	1.66
Dividend payout ratio	43.2%	49.2%	44.6%

Price-earnings ratio	13.1	11.0	10.8
Capital ratios
Common Equity Tier 1 Capital ratio[2]	13.6%	13.1%	11.7%
Tier 1 Capital ratio[2]	14.8	14.4	13.1
Total Capital ratio[2]	17.4	16.7	15.7

Leverage ratio	4.5	4.5	4.0

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

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HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economic recovery slowed in the final calendar quarter of 2020 as the COVID-19 virus spread and lockdown measures were reinstated across several countries. For the calendar year as a whole, global real gross domestic product (GDP) is estimated to have contracted by 3.5%.

Elevated caseloads and new, more virulent strains of the virus have led some countries to maintain or renew restrictions on activity at the start of calendar 2021. As a result, global economic activity is likely to remain weak through the first quarter. However, vaccine distribution has begun in earnest, and while the pace of the rollout has disappointed expectations in some jurisdictions, many advanced countries remain committed to vaccinating the most vulnerable segments of their population before the summer commences. This should support a noticeable acceleration in global GDP growth over the remainder of the year.

Overall, TD Economics expects global real GDP to rebound by 5.5% in calendar 2021. However, growth rates are likely to vary considerably across countries, reflecting differences in access to vaccines, government and central bank policy supports, and pre-pandemic structural factors.

Among advanced economies, the U.S. has been an outperformer. Real GDP expanded by 4% (annualized) in the final calendar quarter of 2020, building on a 33.4% rebound in the third quarter. For 2020 overall, the U.S. economy contracted by 3.5%. By comparison, the UK and the European Union saw GDP decline by 9.9% and 6.4%, respectively.

U.S. business restrictions have been less severe and less widespread than in other countries, contributing to the U.S. economy’s outperformance. The decline in U.S. economic activity was concentrated in the first half of the year, and the economy recovered ground steadily as the year progressed. By the fourth quarter, real GDP was just 2.5% below its pre-crisis level. Similarly, after peaking at 14.7% in April, the unemployment rate fell to 6.3% in January 2021. While industries requiring a high level of personal contact, such as leisure and accommodation, have continued to shed jobs in recent months, other sectors of the economy, such as professional and business services have seen job gains.

The U.S. economy has also benefited from supportive fiscal policy. A US$900 billion stimulus bill passed at the end of calendar 2020 has already propelled higher consumer spending at the start of this year, and another round of fiscal stimulus is in the works. President Biden has put forward an ambitious US$1.9 trillion plan, which includes additional direct payments to households, extended emergency unemployment benefits, another round of Paycheck Protection Program (PPP) funding, support for state and local governments, and increased funding for vaccinations, testing, and safe school re-openings. Together with the prospect of business restrictions being lifted as the vaccination program makes headway, and high household savings being spent through the remainder of this year, this additional stimulus poses upside risks to the outlook.

Through this period, the Federal Reserve is expected to maintain its quantitative easing program and keep the federal funds rate at the effective lower bound (between 0.0% and 0.25%). The Federal Reserve has stated its willingness to allow inflation to push above its 2% long-term target for a period of time to make up for recent history in which it has fallen short of this goal. This provides the Federal Reserve with some flexibility to allow the economy to grow at a faster pace without changing course. TD Economics expects the federal funds rate to remain at its current setting until calendar 2023.

The Canadian economy showed resilience in the face of tighter restrictions and rising COVID-19 cases in the fourth calendar quarter of 2020, and real GDP growth will likely exceed prior expectations. Still, Canada is set to underperform the U.S., with full-year GDP estimated to have shrunk by 5.4%.

Canada’s near-term economic momentum is expected to be held in check by concerns over new and more virulent strains of the virus, which have led several provinces to ease lockdown measures slowly and caused other restrictions to be introduced, such as the federal government’s enhanced controls on international travel. Economic growth in the first calendar quarter is expected to be meagre, and there is already evidence of renewed upward pressure on the unemployment rate, which touched a five-month high in January. Looking ahead to the second quarter and beyond, the outlook will depend on the pace of vaccine distribution, where Canada trails the U.S. The federal government has indicated that significantly more vaccines will be delivered by the end of March, which would permit a gradual easing of restrictions through the spring. In turn, the pace of economic recovery would be expected to accelerate and be sustainable at this higher level.

As in the U.S., the build-up of household savings in Canada is expected to be a key driver of economic growth as lockdowns are loosened. Since the second calendar quarter of 2020, the national household saving rate has averaged 21%, well above its average over the past decade of just over 3%. While households are expected to maintain higher precautionary savings in the near term, these balances are eventually expected to unwind, providing support to consumer spending. As the recovery gains strength, households are likely to rotate some of their spending away from housing and household-oriented goods towards ‘high-touch’ services, which is expected to underpin a job recovery in these sectors.

In the meantime, continued monetary and fiscal supports are expected to provide a bridge to the other side of the health crisis. In its upcoming spring budget, the federal government is likely to announce additional fiscal support in the order of $70-100 billion over three years. The Bank of Canada has stated that it expects to continue its financial asset purchase programs well through the recovery phase and to leave the overnight rate on hold until 2023. Should the considerable level of excess household savings lead to a significant acceleration in consumer spending, a faster return to the inflation target would imply an earlier increase in the policy rate. Against the backdrop of a durable economic recovery supported by vaccine distribution, TD Economics expects the Canadian dollar will trade in a range of 79-81 US cents over the next four calendar quarters.

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THE BANK’S RESPONSE TO COVID-19

The COVID-19 pandemic continues to have a significant negative impact on economies around the world. Although the recent introduction of several vaccines for COVID-19 constitutes an encouraging development, uncertainty remains as to the effectiveness and distribution of vaccines, as well as to their acceptance by the public, and the reduction of the anticipated infection rates following the emergence of COVID-19 variants that may be more contagious. As the COVID-19 pandemic continues to evolve, governments continue to adjust their response. Consequently, the extent of lockdown measures and progress towards reopening continues to vary across different regions. All of these factors contribute to the uncertainty regarding the timing of a full recovery. TD remains actively engaged with governments, supervisory agencies and public health authorities in the response to COVID, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has now largely run its course, except for deferrals of real estate secured loans in the U.S., where the original program allowed deferrals to be extended for up to 12 months, and certain U.S. consumer unsecured products. There have been few other customer requests for extensions. The table below presents the gross loan balances that remained subject to COVID-related deferral programs as at January 31, 2021 and includes all extensions. Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. While COVID-related programs have generally expired, the Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not reflected in the table. The Bank also continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments, as described further below.

	CANADA[3]						UNITED STATES

Bank-Led Payment Deferral Programs	As at January 31, 2021			As at October 31, 2020			As at January 31, 2021			As at October 31, 2020
	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]
Real Estate Secured Lending	2,000	$0.6	0.2%	13,000	$3.7	1.4%	5,000	$1.4	3.7%	5,000	$1.7	4.4%
Other Consumer Lending[4]	1,000	–	–	17,000	$0.3	0.3%	7,000	–	0.1%	15,000	$0.2	0.5%
Small Business Banking and Commercial Lending	100	$0.1	0.1%	400	$0.4	0.5%	–	–	–	1,000	$0.3	0.3%
[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Real Estate Secured Lending in Canada Includes residential mortgages and amortizing Home Equity Lines of Credit (HELOCs).
[4]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

In addition to direct financial assistance, the Bank is supporting programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. As of January 31, 2021, the Bank had provided approximately 194,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $9.8 billion (October 31, 2020 – $7.3 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) implemented by the Small Business Administration (SBA), the Bank provides loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of January 31, 2021, the Bank had approximately 79,000 PPP loans outstanding (October 31, 2020 – 86,000). The gross carrying amount of loans was approximately US$7.5 billion (October 31, 2020 – US$8.2 billion). During the first quarter of 2021, approximately US$0.7 billion was forgiven and no new loans have been originated.

Other Programs

The Bank continues to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the new Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which will launch in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit (CRB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit.

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HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provision for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The Bank accounts for its investment in Schwab using the equity method and reports its share of Schwab’s earnings with a one-month lag. At the segment level, the Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net interest income	$6,030	$6,027	$6,169

Non-interest income	4,782	5,817	4,440
Total revenue	10,812	11,844	10,609
Provision for credit losses	313	917	919
Insurance claims and related expenses	780	630	780

Non-interest expenses	5,784	5,709	5,467
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	3,935	4,588	3,443
Provision for (recovery of) income taxes	827	(202)	659

Share of net income from investment in Schwab and TD Ameritrade	169	353	205
Net income – reported	3,277	5,143	2,989

Preferred dividends	65	64	67
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,212	$5,079	$2,922
Attributable to:
Common shareholders	$3,212	$5,079	$2,922

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

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The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Operating results – adjusted
Net interest income	$6,030	$6,027	$6,169

Non-interest income[2]	4,782	4,396	4,440
Total revenue	10,812	10,423	10,609
Provision for credit losses	313	917	919
Insurance claims and related expenses	780	630	780

Non-interest expenses[3]	5,744	5,646	5,397
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	3,975	3,230	3,513
Provision for income taxes	836	636	670

Share of net income from investment in Schwab and TD Ameritrade[4]	241	376	229
Net income – adjusted	3,380	2,970	3,072

Preferred dividends	65	64	67
Net income available to common shareholders – adjusted	3,315	2,906	3,005
Pre-tax adjustments for items of note
Amortization of intangibles[5]	(74)	(61)	(70)
Acquisition and integration charges related to the Schwab transaction[6]	(38)	–	–
Net gain on sale of the investment in TD Ameritrade[7]	–	1,421	–
Charges associated with the acquisition of Greystone[8]	–	(25)	(24)
Less: Impact of income taxes
Amortization of intangibles[5]	(9)	(8)	(11)
Acquisition and integration charges related to the Schwab transaction[6]	–	–	–
Net gain on sale of the investment in TD Ameritrade[7]	–	(829)	–
Charges associated with the acquisition of Greystone[8]	–	(1)	–
Total adjustments for items of note	(103)	2,173	(83)
Net income available to common shareholders – reported	$3,212	$5,079	$2,922

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Adjusted non-interest income excludes the net gain on sale of the investment in TD Ameritrade as explained in footnote 7 – fourth quarter 2020 – $1,421 million, this amount was reported in the Corporate segment.

[3]

Adjusted non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2021 – $39 million, fourth quarter 2020 – $38 million, first quarter 2020 – $46 million, these amounts were reported in the Corporate segment. The Bank’s integration charges related to the Schwab transaction, as explained in footnote 6 – first quarter 2021 – $1 million, these amounts were reported in the Corporate segment. Charges associated with the acquisition of Greystone, as explained in footnote 8 – fourth quarter 2020 – $25 million, first quarter 2020 – $24 million, these amounts were reported in the Canadian Retail segment.

[4]

Adjusted share of net income from investment in Schwab and TD Ameritrade Holding Corporation (“TD Ameritrade”) excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2021 – $35 million, fourth quarter 2020 – $23 million, first quarter 2020 – $24 million; and the Bank’s share of acquisition and integration-related charges associated with Schwab’s acquisition of TD Ameritrade, as explained in footnote 6 – first quarter 2021 – $37 million after-tax. The earnings impact of both of these items was reported in the Corporate segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (the “Schwab transaction”). As a result, the Bank and Schwab incurred acquisition and integration-related charges. Acquisition and integration-related charges include the after-tax amounts for the Bank’s share of charges associated with Schwab’s acquisition of TD Ameritrade primarily related to professional services, compensation and benefits, and other expenses, and the Bank’s integration-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Corporate segment.

[7]

As a result of the Schwab transaction, the Bank recognized a net gain on sale of its investment in TD Ameritrade primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

[8]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Basic earnings per share – reported	$1.77	$2.80	$1.61

Adjustments for items of note[2]	0.06	(1.20)	0.05
Basic earnings per share – adjusted	$1.83	$1.60	$1.66

Diluted earnings per share – reported	$1.77	$2.80	$1.61

Adjustments for items of note[2]	0.06	(1.20)	0.05
Diluted earnings per share – adjusted	$1.83	$1.60	$1.66

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital in fiscal 2021. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020

Average common equity	$89,211	$86,883	$81,933
Net income available to common shareholders – reported	3,212	5,079	2,922

Items of note, net of income taxes[1]	103	(2,173)	83
Net income available to common shareholders – adjusted	$3,315	$2,906	$3,005
Return on common equity – reported	14.3%	23.3%	14.2%
Return on common equity – adjusted	14.7	13.3	14.6

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020

Average common equity	$89,211	$86,883	$81,933
Average goodwill	16,743	17,087	16,971
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,903	4,826	4,089
Average other acquired intangibles[1]	407	449	564

Average related deferred tax liabilities	(173)	(237)	(261)
Average tangible common equity	65,331	64,758	60,570
Net income available to common shareholders – reported	3,212	5,079	2,922

Amortization of acquired intangibles, net of income taxes[2]	65	53	59
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	3,277	5,132	2,981

Other items of note, net of income taxes[2]	38	(2,226)	24
Net income available to common shareholders – adjusted	$3,315	$2,906	$3,005
Return on tangible common equity	19.9%	31.5%	19.6%
Return on tangible common equity – adjusted	20.1	17.9	19.7

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

PENDING ACQUISITIONS

Announced Acquisition of Wells Fargo’s Canadian Direct Equipment Finance Business

On January 14, 2021, the Bank and Wells Fargo & Company (“Wells Fargo”) announced a definitive agreement for the Bank to acquire Wells Fargo’s Canadian Direct Equipment Finance business. The transaction is expected to close in the first half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions. The results of the acquired business will be consolidated from the date of close of the transaction and will be included in the Canadian Retail segment.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2020 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $42 million, compared with $44 million in the prior quarter and $38 million in the first quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net interest income	$2,978	$2,982	$3,167

Non-interest income	3,367	3,047	3,088
Total revenue	6,345	6,029	6,255
Provision for (recovery of) credit losses – impaired	167	199	320

Provision for (recovery of) credit losses – performing	(25)	52	71
Total provision (recovery of) for credit losses	142	251	391
Insurance claims and related expenses	780	630	780
Non-interest expenses – reported	2,654	2,684	2,636
Non-interest expenses – adjusted[1]	2,654	2,659	2,612
Provision for (recovery of) income taxes – reported	732	662	659

Provision for (recovery of) income taxes – adjusted[1]	732	663	659
Net income – reported	2,037	1,802	1,789
Net income – adjusted[1]	$2,037	$1,826	$1,813

Selected volumes and ratios
Return on common equity – reported[2]	46.0%	40.5%	37.1%
Return on common equity – adjusted[1,2]	46.0	41.0	37.6
Net interest margin (including on securitized assets)	2.65	2.71	2.94
Efficiency ratio – reported	41.8	44.5	42.1

Efficiency ratio – adjusted[1]	41.8	44.1	41.8
Assets under administration (billions of Canadian dollars)	$484	$433	$439

Assets under management (billions of Canadian dollars)	380	358	365
Number of Canadian retail branches	1,087	1,085	1,088

Average number of full-time equivalent staff	40,714	40,725	41,394

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q1 2021 vs. Q1 2020

Canadian Retail reported net income for the quarter was $2,037 million, an increase of $248 million, or 14%, compared with the first quarter last year, reflecting lower PCL and higher revenue. On an adjusted basis, net income increased $224 million, or 12%. The reported and adjusted annualized ROE for the quarter was 46.0%, compared with 37.1% and 37.6%, respectively, in the first quarter last year.

Canadian Retail revenue is derived from the personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,345 million, an increase of $90 million, or 1%, compared with the first quarter last year.

Net interest income was $2,978 million, a decrease of $189 million, or 6%, compared with the first quarter last year, reflecting lower margins, partially offset by volume growth. Average loan volumes increased $17 billion, or 4%, reflecting 4% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $73 billion, or 21%, reflecting 15% growth in personal deposits, 25% growth in business deposits, and 44% growth in wealth deposits. Net interest margin was 2.65%, a decrease of 29 basis points (bps), reflecting lower interest rates.

Non-interest income was $3,367 million, an increase of $279 million, or 9%, reflecting higher transaction and fee-based revenue in the wealth business and higher insurance revenue, partially offset by lower fees in the banking businesses.

Assets under administration (AUA) were $484 billion as at January 31, 2021, an increase of $45 billion, or 10%, compared with the first quarter last year, reflecting market appreciation and new asset growth. Assets under management (AUM) were $380 billion as at January 31, 2021, an increase of $15 billion, or 4%, compared with the first quarter last year, reflecting market appreciation.

PCL was $142 million, a decrease of $249 million, or 64%, compared with the first quarter last year. PCL – impaired for the quarter was $167 million, a decrease of $153 million, or 48%, primarily reflected in the consumer lending portfolios, largely related to the impact of bank and government assistance programs. PCL – performing was a recovery of $25 million, a decrease of $96 million, reflecting a prior year increase to the performing allowance for credit losses and allowance releases this quarter, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.12%, a decrease of 24 bps, compared with the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 9

Insurance claims and related expenses for the quarter were $780 million, flat compared with the first quarter last year. Higher current year claims were offset by more favourable prior years’ claims development and fewer severe weather-related events in the current quarter, as well as a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Reported non-interest expenses for the quarter were $2,654 million, an increase of $18 million, or 1%, compared with the first quarter last year, reflecting higher volume-driven expenses, partially offset by prior year charges related to Greystone. On an adjusted basis, non-interest expenses increased $42 million, or 2%, compared with the first quarter last year.

The reported and adjusted efficiency ratio for the quarter was 41.8%, compared with 42.1% and 41.8%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2021 vs. Q4 2020

Canadian Retail reported net income for the quarter increased $235 million, or 13%, compared with the prior quarter, reflecting higher revenue, lower PCL and lower non-interest expenses, partially offset by higher insurance claims. On an adjusted basis, net income increased $211 million, or 12%. The reported and adjusted annualized ROE for the quarter was 46.0%, compared with 40.5% and 41.0%, respectively, in the prior quarter.

Revenue increased $316 million, or 5%, compared with the prior quarter. Net interest income was relatively flat, as volume growth was largely offset by lower deposit margins. Average loan volumes increased $7 billion, or 2%, reflecting growth in personal loans. Average deposit volumes increased $15 billion, or 4%, reflecting 3% growth in personal deposits, 5% growth in business deposits, and 7% growth in wealth deposits. Net interest margin was 2.65%, a decrease of 6 bps, reflecting changes in asset mix and the ongoing impact of the low interest rate environment.

Non-interest income increased $320 million, or 11%, reflecting higher transaction and fee-based revenue in the wealth business, higher insurance revenue, and higher fee-based income in the banking businesses.

AUA increased $51 billion, or 12%, and AUM increased $22 billion, or 6%, compared with the prior quarter, reflecting market appreciation and new asset growth.

PCL decreased $109 million, or 43%, compared with the prior quarter. PCL – impaired decreased $32 million, or 16%, primarily reflected in the commercial lending portfolios. PCL – performing was a recovery of $25 million, a decrease of $77 million, primarily reflecting a prior quarter increase to the performing allowance for credit losses in the commercial lending portfolio, and allowance releases this quarter, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.12%, a decrease of 10 bps.

Insurance claims and related expenses for the quarter increased $150 million, or 24%, compared with the prior quarter, reflecting less favourable prior years’ claims development, higher current year claims, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income.

Reported non-interest expenses decreased $30 million, or 1%, compared with the prior quarter, reflecting prior quarter charges related to Greystone. On an adjusted basis, non-interest expenses were relatively flat compared to the prior quarter.

The reported and adjusted efficiency ratio was 41.8%, compared with 44.5% and 44.1%, respectively, in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 10

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2021	October 31 2020	January 31 2020
Net interest income	$2,031	$2,071	$2,196

Non-interest income	653	646	706
Total revenue	2,684	2,717	2,902
Provision for (recovery of) credit losses – impaired	190	147	273

Provision for (recovery of) credit losses – performing	(55)	425	46
Total provision (recovery of) for credit losses	135	572	319
Non-interest expenses	1,688	1,660	1,593

Provision for (recovery of) income taxes	70	(47)	45
U.S. Retail Bank net income	791	532	945
Share of net income from investment in Schwab and TD Ameritrade[1,2]	209	339	201
Net income	$1,000	$871	$1,146

U.S. Dollars
Net interest income	$1,579	$1,566	$1,668

Non-interest income	507	488	536
Total revenue	2,086	2,054	2,204
Provision for (recovery of) credit losses – impaired	147	111	208

Provision for (recovery of) credit losses – performing	(44)	322	35
Total provision (recovery of) for credit losses	103	433	243
Non-interest expenses	1,313	1,254	1,210

Provision for (recovery of) income taxes	55	(36)	34
U.S. Retail Bank net income	615	403	717

Share of net income from investment in Schwab and TD Ameritrade[1,2]	161	255	152
Net income	$776	$658	$869

Selected volumes and ratios
Return on common equity[3]	9.8%	9.0%	11.1%
Net interest margin[4]	2.24	2.27	3.07

Efficiency ratio	62.9	61.1	54.9
Assets under administration (billions of U.S. dollars)	$26	$24	$22

Assets under management (billions of U.S. dollars)	43	39	44
Number of U.S. retail stores	1,223	1,223	1,220

Average number of full-time equivalent staff	26,333	26,460	26,261

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 of the Interim Consolidated Financial Statements for further details.
[2]	The after-tax amounts for amortization of intangibles and the acquisition and integration-related charges associated with the Schwab transaction are recorded in the Corporate segment.
[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2021 vs. Q1 2020

U.S. Retail net income for the quarter was $1,000 million (US$776 million), a decrease of $146 million (US$93 million), or 13% (11% in U.S. dollars), compared with the first quarter last year. The annualized ROE for the quarter was 9.8%, compared with 11.1%, in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab were $791 million (US$615 million) and $209 million (US$161 million), respectively.

The contribution from Schwab of US$161 million increased US$9 million, or 6%, compared with the contribution from TD Ameritrade in the first quarter last year.

U.S. Retail Bank net income of US$615 million decreased US$102 million, or 14%, primarily reflecting lower revenue and higher expenses, partially offset by lower PCL.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,086 million, a decrease of US$118 million, or 5%, compared with the first quarter last year. Net interest income decreased US$89 million, or 5%, as lower deposit margins were partially offset by growth in loan and deposit volumes and income from PPP loans. Net interest margin was 2.24%, a decrease of 83 bps, reflecting continued deposit margin compression and balance sheet mix. Non-interest income decreased US$29 million, or 5%, primarily reflecting lower deposit and credit card fees as a result of higher deposit balances and lower customer activity, partially offset by a higher gain on the sale of mortgage loans.

Average loan volumes increased US$9 billion, or 5%, compared with the first quarter last year. Personal and business loans increased 1% and 9%, respectively, with the increase in business loans reflecting PPP originations. Average deposit volumes increased US$88 billion, or 32%, reflecting a 38% increase in sweep deposits, a 37% increase in business deposits, and a 20% increase in personal deposits.

AUA were US$26 billion as at January 31, 2021, an increase of US$4 billion, or 18%, compared with the first quarter last year, reflecting net asset growth. AUM were US$43 billion as at January 31, 2021, a decrease of US$1 billion, or 2%, compared with the first quarter last year, reflecting net outflows.

PCL for the quarter was US$103 million, a decrease of US$140 million, compared with the first quarter last year. PCL – impaired was US$147 million, a decrease of US$61 million, or 29%, primarily reflected in the consumer lending portfolios, largely related to the impact of bank and government assistance programs. PCL – performing was a recovery of US$44 million, a decrease of US$79 million, reflecting allowance releases in the consumer lending portfolios this quarter largely related to an improvement in the economic outlook, partially offset by an increase to provisions in the commercial lending portfolios. U.S. Retail PCL as an annualized percentage of credit volume and including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio was 0.25%, a decrease of 34 bps, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,313 million, an increase of US$103 million, or 9%, compared with the first quarter last year, primarily reflecting US$76 million in store optimization costs, as well as additional expenses to support customers and employees during the COVID-19 pandemic, partially offset by productivity savings.

Income taxes reflect a provision of US$55 million, an increase of US$21 million, or 62%, compared with the first quarter last year, primarily reflecting changes to the estimated liability for uncertain tax positions in the prior year, partially offset by lower pre-tax earnings.

The efficiency ratio for the quarter was 62.9%, compared with 54.9%, in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 11

Quarterly comparison – Q1 2021 vs. Q4 2020

U.S. Retail net income of $1,000 million (US$776 million) increased $129 million (US$118 million), or 15% (18% in U.S. dollars) compared with the prior quarter. The annualized ROE for the quarter was 9.8%, compared with 9.0% in the prior quarter.

The contribution from Schwab of US$161 million decreased US$94 million, or 37%, compared with the contribution from TD Ameritrade in the prior quarter.

U.S. Retail Bank net income of US$615 million increased US$212 million, or 53%, compared with the prior quarter, reflecting lower PCL and higher revenue, partially offset by higher expenses.

Revenue for the quarter increased US$32 million, or 2%, compared with the prior quarter. Net interest income increased US$13 million, or 1%, reflecting accelerated fee amortization from PPP loan forgiveness. Net interest margin was 2.24%, a decrease of 3 bps. Non-interest income increased US$19 million, or 4%, primarily reflecting higher deposit and credit card fees.

Average loan volumes decreased US$2 billion, or 1%, compared with the prior quarter, reflecting a decline in business loans of 3%, resulting from paydowns on commercial loans, partially offset by an increase in personal loans of 1%. Average deposit volumes increased US$15 billion, or 4%, reflecting a 4% increase in personal deposits, a 6% increase in sweep deposits, and a 1% increase in business deposits.

AUA were US$26 billion as at January 31, 2021, an increase of US$2 billion, or 8%, compared with the prior quarter. AUM were US$43 billion as at January 31, 2021, an increase of US$4 billion, or 10%, reflecting market appreciation.

PCL for the quarter decreased US$330 million, compared with the prior quarter. PCL – impaired increased US$36 million, primarily reflected in the consumer lending portfolios. PCL – performing decreased by US$366 million, reflecting a smaller increase to the performing allowance for credit losses in the commercial lending portfolios, and allowance releases in the consumer lending portfolios this quarter largely related to an improvement in the economic outlook. U.S. Retail PCL as an annualized percentage of credit volume and including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio was 0.25%, or a decrease of 76 bps.

Non-interest expenses for the quarter were US$1,313 million, an increase of US$59 million, or 5%, reflecting US$76 million in store optimization costs, partially offset by the timing of certain expenses across quarters.

Income taxes reflect a provision of US$55 million, compared to a recovery in the prior quarter of US$36 million, an increase of US$91 million, primarily reflecting higher pre-tax income.

The efficiency ratio for the quarter was 62.9%, compared with 61.1% in the prior quarter.

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net interest income (TEB)	$661	$609	$357

Non-interest income	649	645	689
Total revenue	1,310	1,254	1,046
Provision for (recovery of) credit losses – impaired	10	(19)	52

Provision for (recovery of) credit losses – performing	10	13	(35)
Total provision for (recovery of) credit losses	20	(6)	17
Non-interest expenses	711	581	652

Provision for (recovery of) income taxes (TEB)	142	193	96
Net income (loss)	$437	$486	$281

Selected volumes and ratios
Trading-related revenue (TEB)	$744	$761	$612
Average gross lending portfolio (billions of Canadian dollars)[1]	58.7	61.0	55.1
Return on common equity[2]	21.3%	23.0%	14.0%

Efficiency ratio	54.3	46.3	62.3

Average number of full-time equivalent staff	4,678	4,659	4,517

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q1 2021 vs. Q1 2020

Wholesale Banking net income for the quarter was $437 million, an increase of $156 million, or 56%, compared with the first quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,310 million, an increase of $264 million, or 25%, compared with the first quarter last year, reflecting higher trading-related revenue and higher loan, underwriting and advisory fees.

PCL for the quarter was $20 million, compared with $17 million in the first quarter last year. PCL – impaired was $10 million, a decrease of $42 million, primarily reflecting credit migration in the prior year. PCL – performing was $10 million, an increase of $45 million, largely reflecting migration from performing to impaired in the prior year.

Non-interest expenses were $711 million, an increase of $59 million, or 9%, compared with the first quarter last year, primarily reflecting higher variable compensation, partially offset by lower volume related expenses.

Quarterly comparison – Q1 2021 vs. Q4 2020

Wholesale Banking net income for the quarter was $437 million, a decrease of $49 million, or 10%, compared with the prior quarter, reflecting higher non-interest expenses and higher PCL, partially offset by higher revenue.

Revenue for the quarter increased $56 million, or 4%, reflecting higher advisory, equity underwriting and loan fees.

PCL for the quarter increased by $26 million. PCL – impaired was $10 million, an increase of $29 million, largely reflecting recoveries in the prior quarter. PCL – performing was $10 million, a decrease of $3 million.

Non-interest expenses for the quarter increased $130 million, or 22%, reflecting higher variable compensation, partially offset by a legal provision in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 12

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net income (loss) – reported	$(197)	$1,984	$(227)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	74	61	70
Acquisition and integration charges related to the Schwab transaction	38	–	–
Net gain on sale of the investment in TD Ameritrade	–	(1,421)	–

Less: impact of income taxes	9	837	11
Net income (loss) – adjusted	$(94)	$(213)	$(168)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(182)	$(302)	$(179)

Other	88	89	11
Net income (loss) – adjusted	$(94)	$(213)	$(168)

Selected volumes

Average number of full-time equivalent staff	17,720	17,849	17,458

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2021 vs. Q1 2020

Corporate segment’s reported net loss for the quarter was $197 million, compared with a reported net loss of $227 million in the first quarter last year. The year-over-year decrease reflects a higher contribution from other items, partially offset by acquisition and integration charges related to the Schwab transaction. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter and an unfavourable adjustment related to hedge accounting in the same quarter last year. Net corporate expenses increased $3 million compared to the same quarter last year. The adjusted net loss for the quarter was $94 million, compared with an adjusted net loss of $168 million in the first quarter last year.

Quarterly comparison – Q1 2021 vs. Q4 2020

Corporate segment’s reported net loss for the quarter was $197 million, compared with reported net income of $1,984 million in the prior quarter. The quarter-over-quarter decrease was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax) in the prior quarter and Schwab transaction costs in the current quarter, partially offset by lower net corporate expenses. The decrease in net corporate expenses largely reflects the impact of $163 million ($121 million after-tax) in corporate real estate optimization costs in the prior quarter. The adjusted net loss for the quarter was $94 million, compared with an adjusted net loss of $213 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 13

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 25, 2021. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the first quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on February 25, 2021 by approximately 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on February 25, 2021, until 11:59 p.m. ET on March 12, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 1, 2021

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on January 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391

TD BANK GROUP • FIRST QUARTER 2021 • EARNINGS NEWS RELEASE	Page 14